Exhibit 3.1
CERTIFICATE OF DESIGNATION OF RIGHTS, PREFERENCES AND PRIVILEGES OF SERIES B CONVERTIBLE PREFERRED STOCK
OF
TOP SHIPS INC.
The undersigned, Mr. Evangelos Pistiolis and Mr. Andreas Louka do hereby certify:
1. That they are the duly elected and acting President and Secretary, respectively, of Top Ships, Inc, a Marshall Islands corporation (the "Company").
2. That pursuant to the authority conferred by the Company's Third Amended and Restated Articles of Incorporation, as amended, the Company's Board of Directors on November 17, 2016 adopted the following resolution designating and prescribing the relative rights, preferences and limitations of the Company's Series B Convertible Preferred Stock:
RESOLVED, that pursuant to the authority vested in the Board of Directors (the "Board") of the Company by the Third Amended and Restated Articles of Incorporation, as amended, the Board does hereby establish a series of preferred stock, par value $0.01 per share, and the designation and certain powers, preferences and other special rights of the shares of such series, and certain qualifications, limitations and restrictions thereon, are hereby fixed as follows:
Section 1. Designation and Amount. The shares of such series shall be designated as "Series B Convertible Preferred Stock". The Series B Convertible Preferred Stock shall have a par value of $0.01 per share, and the number of shares constituting such series shall consist of 3,160 shares.
Section 2. Issuance. The shares of Series B Convertible Preferred Stock are to be issued to YA II CD, Ltd. ("YAII") at the closings of the transactions contemplated by the Securities Purchase Agreement, dated as of November __, 2016 (the "Securities Purchase Agreement") between the Company and YAII.
Section 3. Dividends and Distributions.
(a) Subject to the prior and superior right of the holders of any shares of any series of preferred stock ranking prior and superior to the shares of Series B Convertible Preferred Stock with respect to dividends, the holders of shares of Series B Convertible Preferred Stock shall be entitled to receive when, as and if declared by the Board out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of January, April, July and October in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after a Triggering Event, in an amount per share (rounded to the nearest cent) equal to eight percent (8%) per year of the Liquidation Amount of the then outstanding Preferred Stock (computed on the basis of a 365-day year and the actual days elapsed.

(b) The Company shall declare a dividend or distribution on the Series B Convertible Preferred Stock as provided in paragraph (a) above immediately after each Quarterly Dividend Payment Date after a Triggering Event.
(c) Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series B Convertible Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board may fix a record date for the determination of holders of shares of Series B Convertible Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.
Section 4. Voting Rights. The holders of shares of Series B Convertible Preferred Stock shall have the following voting rights:
(a) Each share of Series B Convertible Preferred Stock shall entitle the holder thereof to such number of votes as is equal to the number of shares of Common Stock then issuable upon a conversion of each shares of Series B Convertible Preferred Stock (subject to the Ownership Limitation) on all matters submitted to a vote of the stockholders of the Company.
(b) Except as otherwise provided herein or by law, the holders of shares of Series B Convertible Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.
(c) Except as required by law, holders of Series B Convertible Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.
Section 5. Certain Restrictions. Whenever quarterly dividends or other dividends or distributions payable on the Series B Convertible Preferred Stock as provided in Section 3 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series B Convertible Preferred Stock outstanding shall have been paid in full, the Company shall not (i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Convertible Preferred Stock; (ii) declare or pay dividends on, make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with Series B Convertible Preferred Stock, except dividends paid ratably on the Series B Convertible Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled; (iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Convertible Preferred Stock, provided that the Company may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Company ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series B Convertible Preferred Stock; (iv) purchase or otherwise acquire for consideration any shares of Series B Convertible Preferred Stock, or any shares of stock ranking on a parity with the Series B Convertible Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board) to all holders of such shares upon such terms as the Board, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.
Section 6. Reacquired Shares. Any shares of Series B Convertible Preferred Stock converted pursuant to Section 10 hereof, or purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof and may not be reissued.
Section 7. Liquidation, Dissolution or Winding Up.
(a) Upon any liquidation, dissolution or winding up of the Company, including the merger, consolidation or reorganization of the Company into or with another entity through one or a series of related transactions, or the sale, transfer or lease of all or substantially all of the assets of the Company, whether voluntary or involuntary, except any sale of all, or substantially all, of the maritime vessels of the Company in which the proceeds of such sales are used to acquire other maritime vessels (collectively, a "Liquidation"), the holders of shares of Series B Convertible Preferred Stock shall be entitled to receive an aggregate amount equal to One Thousand Dollars ($1,000) per share of Series B Convertible Preferred Stock (the "Liquidation Amount") plus an amount equal to any accrued and unpaid dividends on such shares of Series B Convertible Preferred Stock pursuant to Section 3 hereof.
(b) Pro Rata Distribution. If, upon any Liquidation, the assets of the Company shall be insufficient to pay the Liquidation Amount plus an amount equal to any accrued and unpaid dividends on such shares of Series B Convertible Preferred Stock in full to all holders of Series B Convertible Preferred Stock, then the entire net assets of the Company shall be distributed among the holders of the Series B Convertible Preferred Stock, ratably in proportion to the full amounts to which they would otherwise be respectively entitled and such distributions may be made in cash or in property taken at its fair value (as determined in good faith by the Board), or both, at the election of the Board.
Section 8. Redemption.
(a) The Company at its option shall have the right to redeem (unless otherwise prevented by law), a portion or all of the outstanding shares of Series B Convertible Preferred Stock. The Company shall pay an amount equal to the Liquidation Amount plus a redemption premium equal to twenty percent (20%) of the Liquidation Amount being redeemed ("Redemption Premium"), plus an amount equal to any accrued and unpaid dividends on such shares of Series B Convertible Preferred Stock (collectively referred to as the "Redemption Amount"). In order to make a redemption, the Company shall first provide 10 business days advanced written notice to the holders of its intention to make a redemption (the "Redemption Notice") setting forth the amount it desires to redeem. After receipt of the Redemption Notice the holders shall have the right to elect to convert all or any portion of its Series B Convertible Preferred Stock, subject to the limitations set forth herein. Upon the expiration of the 10 business day period, the Company shall deliver to each holder the Redemption Amount with respect to the amount redeemed after giving effect to conversions effected during the notice period.
(b) The shares of Series B Convertible Preferred Stock shall be subject to redemption in cash at the option of the holders thereof at any time after the occurrence and continuance of Triggering Event in an amount equal to the Redemption Amount with respect to such shares of Series B Convertible Preferred Stock. Such shares of Series B Convertible Preferred Stock shall be redeemed and the Redemption Amount shall be paid on a date that shall not be more than 10 business days following the date that written notice to the Company is given by a holder indicating the holder's intention to redeem such shares and the number of shares to be redeemed.
Section 9. Triggering Event. A "Triggering Event", wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):
(a) The Company or any subsidiary of the Company shall commence, or there shall be commenced against the Company or any subsidiary of the Company under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company or any subsidiary of the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or any subsidiary of the Company or there is commenced against the Company or any subsidiary of the Company any such bankruptcy, insolvency or other similar proceeding which remains undismissed for a period of sixty one (61) days; or the Company or any subsidiary of the Company is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company or any subsidiary of the Company suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of sixty one (61) days; or the Company or any subsidiary of the Company makes a general assignment for the benefit of creditors; or the Company or any subsidiary of the Company shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Company or any subsidiary of the Company shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Company or any subsidiary of the Company shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Company or any subsidiary of the Company for the purpose of effecting any of the foregoing; or
(b) The Common Stock shall cease to be quoted for trading on the Nasdaq Capital Market and shall not again be quoted for trading within ten (10) business days of such delisting; or
(c) The Company shall fail for any reason to deliver shares of Common Stock to a holder prior to the fifth (5th) business day after a conversion or the Company shall provide notice to any holder, including by way of public announcement, at any time, of its intention not to comply with requests for conversions of the Series B Convertible Preferred Stock m accordance with the terms hereof; or
(d) The Company shall, for any reason, fail to pay, or shall be barred from paying, cash upon redemption as provided for herein;
(e) The closing price of the Common Stock shall be below the Floor Price for a period of sixty (60) consecutive Trading Days; or
(f) The Company shall fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach or default of any provision of this Certificate of Designation (except as may be specifically covered by Section 9(a) through (d) hereof) which is not cured within five (5) days of written notice thereof or any Transaction Document (as defined in the Securities Purchase Agreement) which is not cured with in the time prescribed, or if no time period is prescribed, then within five (5) days of written notice thereof.
Section 10. Conversion.
(a) Each share of Series B Convertible Preferred Stock shall be convertible, at any time and from time to time, at the option of the holder, by providing written notice of conversion to the Company, into such number of fully paid and non-assessable shares of Common Stock determined by dividing the Liquidation Amount of each share of Series B Convertible Preferred Stock plus an amount equal to any accrued and unpaid dividends on such shares of Series B Convertible Preferred Stock (in total, the "Conversion Amount") by the then applicable Conversion Price (as hereinafter below).
For the purposes hereof, the term "Conversion Price" in respect of each conversion shall mean the lesser of (i) $2.80 per share (the "Fixed Conversion Price") or (ii) 85% of the lowest daily volume weighted average price of the Company's Common Stock (as reported by Bloomberg) over the ten consecutive Trading Days (as defined below) expiring on the Trading Day immediately prior to the date of delivery of such Conversion Notice (as defined below), but not less than $1.00 (the "Floor Price"). The Fixed Conversion Price shall be subject to adjustment as provided below. "Trading Day" means any day on which the principal United States securities exchange or trading market where the Common Stock is then listed or traded is open for business.
(b) Before any holder of shares of Series B Convertible Preferred Stock shall be entitled to convert the same into shares of Common Stock pursuant to Section 10(a) hereof, such holder shall give written notice to the Company at its principal corporate office of the election to convert shares of Series B Convertible Preferred Stock, the number of shares of Series B Convertible Preferred Stock to be converted, the number of share of Series B Convertible Preferred Stock owned subsequent to the conversion at issue, and the name in which the certificate for shares of Common Stock are to be issued (each, a "Conversion Notice"). No ink- original Conversion Notice shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Conversion Notice form be required. The calculations and entries set forth in the Conversion Notice shall control in the absence of manifest or mathematical error. To effect conversions of shares of Series B Convertible Preferred Stock, a holder shall not be required to surrender the certificate(s) representing the shares of Series B Convertible Preferred Stock to the Corporation unless all of the shares of Series B

Convertible Preferred Stock represented thereby are so converted, in which case such holder shall deliver the certificate representing such shares of Series B Convertible Preferred Stock promptly following the completion of the conversion at issue.
(c) Shares of Series B Convertible Preferred Stock converted into Common Stock or redeemed in accordance with the terms hereof shall be canceled and shall not be reissued. The Company shall, as soon as practicable after delivery of the Conversion Notice and in any event within three (3) business days thereafter (the "Share Delivery Date"), issue and deliver or cause to be delivered to such holder of Series B Convertible Preferred Stock, or to the nominee or nominees thereof, a certificate or certificates representing the number of validly issued, fully paid and non-assessable shares of Common Stock to which such holder shall be entitled as aforesaid. Conversion under this Section 9 shall be deemed to have been made immediately upon delivery of the Conversion Notice and in either case the Person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock as of such date (such date, the "Conversion Date"). If, in the case of any conversion of the Series B Convertible Preferred Stock, such shares of Common Stock are not delivered to or as directed by the applicable holder by the Share Delivery Date, the holder shall be entitled to elect by written notice to the Company at any time on or before its receipt of such shares of Common Stock, to rescind such conversion, in which event the Company shall promptly return to the holder any original Series B Convertible Preferred Stock certificate delivered to the Company. The Company's obligation to issue and deliver the shares of Common Stock upon conversion of Series B Convertible Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such holder or any other Person of any obligation to the Company or any violation or alleged violation of law by such holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to such Holder in connection with the issuance of such shares of Common Stock. In the event a Holder shall elect to convert any or all of the shares of its Series B Convertible Preferred Stock, the Company may not refuse conversion based on any claim that such holder or anyone associated or affiliated with such holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to holder, restraining and/or enjoining conversion of all or part of the Series B Convertible Preferred Stock of such holder shall have been sought and obtained, and the Company posts a surety bond for the benefit of such holder in the amount of 150% of the Liquidation Value of Series B Convertible Preferred Stock which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such holder to the extent it obtains judgment. In the absence of such injunction, the Company shall issue shares of Common Stock and, if applicable, cash, upon a properly noticed conversion. Nothing herein shall limit a holder's right to pursue actual damages for the Company's failure to deliver shares of Common Stock within the period specified herein and such holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit a holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(d) No fractional shares shall be issued upon conversion of the Class B Convertible Preferred Stock into shares of Common Stock and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share.
(e) In the event the Company should at any time or from time to time fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or Common Stock equivalents without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Fixed Conversion Price and the Floor Price of the Class B Convertible Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable upon conversion of each share of such Class B Convertible Preferred Stock shall be increased in proportion to such increase in the aggregate of shares of Common Stock outstanding and issuable with respect to such Common Stock equivalents.
(f) If the number of shares of Common Stock outstanding at any time after is decreased by a combination of the outstanding shares of Common Stock (by reverse stock split or otherwise), then, following the record date of such combination, the Conversion Price for the Class B Convertible Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of each series shall be decreased in proportion to such decrease in outstanding shares.
(g) Adjustments for Distribution. In addition to any other adjustments pursuant to the terms hereof, in the event the Company shall declare a distribution payable in Common Stock, Common Stock equivalents or other securities of the Company, or any subsidiary, evidences of indebtedness issued by the Company, or any subsidiary, assets (or rights to acquire assets), or options, rights or other property to the holders of Common Stock, in each case whether by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (each, a "Distribution"), then, in each such case the holders of the Class B Convertible Preferred Stock shall be entitled to a proportionate share of any such Distribution as though they were the holders of the number of shares of Common Stock of the Company into which their shares of Class B Convertible Preferred Stock are convertible (without taking into account the Ownership Limitation) as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such Distribution. Notwithstanding the foregoing, this Section 1O(g) shall not apply in respect of the issuance of shares of Common Stock or standard options to purchase Common Stock to directors, officers or employees of the Company in their capacity as such.

(h) Adjustments for Recapitalization. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere), provision shall be made so that the holders of the Class B Convertible Preferred Stock shall thereafter be entitled to receive upon conversion of the Class B Convertible Preferred Stock the number of shares of stock or other securities or property of the Company or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section with respect to the rights of the holders of the Class B Convertible Preferred Stock after the recapitalization to the end that the provisions of this Section (including, without limitation, provisions for adjustments of the Fixed Conversion Price and the number of shares of Common Stock issuable upon conversion of the Class B Convertible Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.
(i) Notice of Record Taking. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Company shall mail to each holder of Class B Convertible Preferred Stock, at least twenty (20) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right
(j) The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for effecting the conversion of the share so the Class B Convertible Preferred Stock, 200% of the number of shares of Common Stock as shall from time to time be sufficient to effect conversion of all outstanding shares of Class B Convertible Preferred Stock (the "Required Reserve Amount"); and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to enable the Company to satisfy its obligation to have available for issuance upon conversion of the Class B Convertible Preferred Stock at least a number of shares of Common Stock equal to the Required Reserve Amount, then, in addition to such other remedies as shall be available to the holder of such Class B Convertible Preferred Stock, the Corporation will immediately take all such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, using its best efforts to obtain the requisite stockholder approval of any necessary amendment to these provisions as soon as possible.
Section 11. Limitations of Conversion. No holder of the shares of Series B Convertible Preferred Stock shall be entitled to convert the Series B Convertible Preferred Stock to the extent, but only to the extent, that such conversion would, upon giving effect to such conversion, cause the aggregate number of shares of Common Stock beneficially owned by such holder (together with the holder's affiliates, and any persons acting as a group together with the holder or any of the holder's affiliates) to exceed 4.99% of the outstanding shares of Common Stock (the "Ownership Limitation") following such conversion (which provision may be waived by such holder upon not less than 61 days' prior written notice from such holder to the Company).

Section 12. Ranking. All shares of the Series B Convertible Preferred Stock shall rank senior to (i) all classes of Common Stock, and (ii) any other class or series of capital stock of the Company hereafter created. The Company shall not create or issue any class or series of capital stock specifically ranking, by its terms, senior to the Series B Convertible Preferred Stock as to the payment of dividends and the distribution of assets.
Section 13. Amendment. The Third Amended and Restated Articles of Incorporation of the Company, as amended, shall not be further amended in any manner which would materially alter or change the powers, preference or special rights of the Series B Convertible Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority of the outstanding shares of Series B Convertible Preferred Stock, voting separately as a class.
Section 14. Fractional Shares. Series B Convertible Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series B Convertible Preferred Stock.
Section 15. Transfer of Series B Convertible Preferred Stock. A holder may transfer some or all of its shares of Series B Convertible Preferred Stock without the consent of the Company.
Section 16. Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the holders), a register for the shares of Series B Convertible Preferred Stock, in which the Company shall record the name, address and facsimile number of the persons in whose name the shares of Series B Convertible Preferred Stock have been issued, as well as the name and address of each transferee. The Company may treat the person in whose name any shares of Series B Convertible Preferred Stock is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers.
RESOLVED FURTHER, that the President or any Vice President and the Secretary or any Assistant Secretary of this Company be, and they hereby are, authorized and directed to prepare and file a Certificate of Designation of Rights, Preferences and Privileges in accordance with the foregoing resolution and the provisions of Marshall Islands law and to take such actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolution.
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We further declare under penalty of perjury that the matters set forth in the foregoing Certificate of Designation are true and correct of our own knowledge.
Executed in Athens, Greece on November 17, 2016.

/s/ Evangelos Pistiolis
Evangelos Pistiolis
President/Chief Executive Officer/Director

/s/ Andreas Louka
Andreas Louka
Secretary

FORM OF CONVERSION  NOTICE
TO: TOP SHIPS, INC.

The undersigned hereby irrevocably elects to convert shares of Series B Convertible Preferred Stock into Shares of Common Stock of TOP SHIPS, INC., according to the conditions stated therein, as of the date written below.
Date of Conversion:	________________________________________
Number of Preferred Shares to be Converted:	________________________________________
Conversion Amount (Liquidation Amount to be converted plus accrued and unpaid dividends):	________________________________________
Conversion Price:	________________________________________
Number of shares of Common Stock to be issued:	________________________________________
Number of Preferred Shares Remaining Unconverted:	________________________________________
Notwithstanding anything to the contrary contained herein, this Conversion Notice shall constitute a representation by YAII submitting this Conversion Notice that after giving effect to the conversion provided for in this Conversion Notice, YAII (together with its Affiliates) will not have beneficial ownership of a number of shares of Common Stock which exceeds the Ownership Limitation of the total outstanding shares of Common Stock of the Company pursuant to the provisions of Section 11 of the Certificate of Designations.
Please issue the shares of Common Stock in the following name and to the following address:

Issue to:

Authorized Signature:	________________________________________
Name:	________________________________________
Title:	________________________________________
Broker DTC Participant Code:	________________________________________
Account Number:	________________________________________